Specialty Series N-SAR Item 77D

The Board of Trustees of the Registrant amended the principal investment strategies and techniques of the Global Trends Fund with respect to the allocation of the Fund's investment exposure across asset classes. Accordingly, effective November 25, 2014, a supplement to the Registrant's Prospectus describing these changes was filed pursuant to Rule 497 of the Securities Act of 1933, as amended, and is incorporated by reference (SEC Accession No. 0001193125-14-424928).